EXHIBIT 7.02

PROPOSAL LETTER

LI FU
ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

November 3, 2010

The Board of Directors
Fushi Copperweld, Inc.
TYG Center Tower B, Suite 2601
Dongsanhuan Bei Lu, Bing 2
Beijing, 100027, China

Dear Sirs:

Mr. Li Fu (“Mr. Fu”) and Abax Global Capital (Hong Kong) Limited, on behalf of funds managed by it and its nominee entities and its and their affiliates (collectively “Abax”) are pleased to submit this preliminary non-binding proposal to acquire Fushi Copperweld, Inc. (the “Company”) in a going-private transaction (the “Acquisition”).

We believe that our proposal of $11.50 in cash per share will provide a very attractive alternative to the Company’s shareholders. Our proposal represents a premium of 26.4% to the Company’s closing price on November 2, 2010 and a premium of 30.8% to the volume-weighted average closing price during the last 60 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.  We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.  Buyer.  Mr. Fu and Abax Global Capital (Hong Kong) Limited have entered into a letter agreement dated November 3, 2010, pursuant to which Mr. Fu and an entity or entities nominated by Abax would form an acquisition vehicle (“Buyer”) for the purpose of pursuing the Acquisition.

2.  Purchase Price.  The consideration payable for each publicly held share of outstanding common stock of the Company (other than those held by Mr. Fu, certain members of the management, any relevant Abax entity and their respective affiliates) will be $11.50 per share in cash.

3.  Financing.  We intend to finance the Acquisition with a combination of debt and equity capital.  We have been in discussion with internationally renowned banks about financing this transaction, and we expect commitments for the debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.  Equity financing would be provided from Mr. Fu, an entity or entities nominated by Abax and related sources.

4.  Due Diligence.  We believe that we will be in a position to complete our due diligence for the Acquisition within thirty days after receiving access to the relevant materials.

5.  Definitive Agreements.  We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) concurrently with our due diligence review.  This proposal is subject to execution of Definitive Agreements.  These documents will provide for covenants and conditions typical and appropriate for transactions of this type.

6.  Confidentiality.  Mr. Fu will, as required by law, promptly file an amendment to his Schedule 13D to disclose this letter and his agreement with Abax.  However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

7. About Abax.  Abax Global Capital is a leading Hong-Kong-based investment fund focused on Pan-Asian private and public investments with an emphasis on Greater China. Founded in 2007, Abax Global Capital’s objective is to invest in and create value for small-to-mid-sized Asian enterprises, thereby generating returns for all stakeholders. Morgan Stanley Investment Management is a minority shareholder of Abax Global Capital, an independently managed investment company.

8.  Process.  We believe that the Acquisition will provide superior value to the Company’s shareholders.  We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it.  Given Mr. Fu’s involvement in the proposed Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition.

9.  No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned at +86411 8777 7777 and Donald Yang of Abax Global Capital (Hong Kong) Limited at +852 3602 1988.  We look forward to hearing from you.

[Signature Page to Follow]

Sincerely,

/s/ Li Fu
Mr. Li Fu

Abax Global Capital
(Hong Kong) Limited

By:	/s/ Donald Yang
Name: Donald Yang
Title: Managing Partner

Signature Page to Proposal Letter